Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

November 30, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Trajectory Alpha Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on November 17, 2021

CIK No. 0001846750

Ladies and Gentlemen:

On behalf of our client, Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 4 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 3 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated November 29, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Cover Page

1.

We note your disclosure on page 21 that the anchor investors’ purchases would represent an aggregate of 98.2% of the units being sold in this offering. Please revise to state this on the cover page. In addition, please state the number of anchor investors.

Response to Comment

The Company acknowledges the Staff’s comment and in response has revised the disclosure on the cover page.

Securities and Exchange Commission

November 30, 2021

The Offering

Redemption rights in connection with proposed amendments…, page 36

2.	Please explain why you have removed the disclosure stating the beneficial ownership of the initial stockholders here and throughout the filing.

Response to Comment

The Company acknowledges the Staff’s comment and has inserted the disclosure stating the beneficial ownership of the initial stockholders back into the Registration Statement. Please see pages 37, 60, and 168.

There has been and may in the future be diversity in the capital structure…, page 82

3.

We note your risk factor that “diversity” in financial accounting policies and further statements by the SEC relating to accounting of special purpose acquisition companies could result in the correction of accounting errors in previously issued financial statements. Please tell us what “diversity” in financial accounting policies means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP. In addition, address how “diversity” in accounting could result in the correction of an accounting error when the U.S. GAAP definition of an “accounting change” explicitly scopes out “the correction of an error in previously issued financial statements.”

Response to Comment

The Company acknowledges the Staff’s comment and in response has removed the risk factor.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Stuart Bressman, Esq.
White & Case LLP

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